January 11, 2010

John Reynolds, Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:  KapStone Paper and Packaging Corporation Form 10-K for the Year Ended December 31, 2008 and Form 10-Q for the Quarter Ended September 30, 2009 File No. 1-33494

Dear Mr. Reynolds:

Reference is made to the Staff’s letter dated December 30, 2009, relating to your review of our Form 10-K for the Year Ended December 31, 2008 and Form 10-Q for the Quarter Ended September 30, 2009.  In order to facilitate your review we have responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Response

Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibits

1.                                      It appears that exhibits 10.17, 10.18 and 10.19 have not been filed in their entirety. In future filings, please file material agreements in their entirety, including all schedules, exhibits, annexes, appendices, etc.

We will file all schedules, exhibits, annexes and appendices relating to material agreements in all future filings.  The Form 10-K for the Fiscal Year Ended December 31, 2009, will include the aforementioned exhibits 10.17 and, 10.18 in their entirety.  There are no schedules, exhibits or annexes to 10.19.

Form 10-Q for the Quarter Ended September 30, 2009

Note 5-Alternative Fuel Mixture Tax Credit, page 5

2.                                      Please describe to us and provide the basis for your accounting policy regarding the alternate fuel mixture tax credit, i.e. offset to cost of goods sold in the income statement and income tax treatment.

ASC 330 Inventory states that “the primary basis of accounting for inventories is cost, which has been defined generally as the price paid or consideration given to acquire an asset.  As applied to inventories, cost means in principle the sum of the applicable expenditures and charges directly or indirectly incurred in bringing an article to its existing condition and location.  It is understood to mean acquisition and production cost, and its determination involves many considerations”

The Company has elected to take the alternative fuel tax credit as an excise tax credit and not as a reduction of income taxes payable; and accordingly, credits earned are reflected in operating income versus income tax expense.  The amount of alternative fuel mixture tax credit earned is based on the volume of black liquor burned in the Company’s production process.  Black liquor is a raw material used in our production process and is recognized on the Company’s balance sheet within inventory.  The Company’s accounting policy for alternative fuel mixture tax credits earned was determined by the fuel tax credits’ direct link to the manufacturing process.  Accordingly, credits earned during the reporting period are reflected as a reduction of the cost basis of inventory and therefore capitalized at the end of the period for inventory on hand.  As products are sold, the credits are included in the income statement as a reduction to cost of goods sold.  The Company’s accounting method for fuel tax credits earned is similar to the method used by companies accounting for scrap sales generated during the production of inventory which are treated as reductions to the cost of inventory and later cost of goods sold as those products are sold.

In accordance with ASC 740, the Company believes that the income tax position it is taking on the alternative fuel mixture tax credits does not meet the “more likely than not” recognition threshold required in order for any part of the income tax benefit to be recognized in its financial statements. Therefore, the Company provided for income taxes on the income earned on the alternative fuel tax credits.

Note 9 — Income Taxes, page 7

3.                                      You disclose it is reasonably possible that the total amount of the estimated tax benefit relating to the alternative fuel tax credit will increase by $27.7 million. With a view towards revised disclosure, please describe to us the nature of the uncertainty or other event that would cause this increase per the guidance in ASC 740-10-50-15(d).

ASC 740-10-50-15(d) states that for positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date, the following disclosures are required:

1.              The nature of the uncertainly

2.              The nature of the event that could occur in the next 12 months that would cause the change

3.              An estimate of the range of the reasonably possible change or a statement that an estimate of the range cannot be made.

The unrecognized tax benefit relating to the alternative fuel tax credit is estimated to increase by $27.7 million based on our estimate of $69 million of additional alternative fuel mixture tax credits to be generated from October 1, 2009, through the termination of the tax credit on December 31, 2009.  A portion of the credits earned through December 31, 2009, will be deferred within the cost of inventory as of that date, and will be recognized in 2010 upon sale of the related inventory.  Due to the inherent uncertainties related to the forecasted future tax credits, and the fact that the credit expired on December 31, 2009, the Company will exclude such disclosures in future filings.

Management’s Discussion and Analysis, page 12

4.                                      We note that you established a $41.3 million liability for unrecognized tax benefits related to the tax position taken regarding the alternative fuel mixture tax credit. Please discuss the assumptions and estimates underlying your tax position which would require disclosure pursuant to Item 303 of Regulation S-K. Please provide us with the text of the proposed disclosure that you will include in future filings.

The assumption underlying our tax position is that the alternative fuel mixture tax credit is similar to a federal excise tax refund and as a result is not taxable for federal income tax purposes.  To date, the Internal Revenue Service (“IRS”) has not provided any guidance concerning the taxability or non-taxability of the alternative fuel mixture tax credit.

We expect the IRS to issue guidance on the tax treatment of alternative fuel mixture tax credits shortly. Until such time as the IRS issues guidance on the tax treatment of alternative fuel mixture tax credits, we do not meet the recognition thresholds required by ASC 740 to record the tax benefit.

Our future filings will include disclosures with similar text as the above.

The Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the Fiscal Year ended December 31, 2008, and the Form 10-Q for the Quarter ended September 30, 2009 (collectively, the “Filings”);

•                  staff comments or changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (847) 239-8812.

Very truly yours,

/s/ Andrea K. Tarbox
Andrea K. Tarbox

Vice President and Chief Financial Officer